



FOR IMMEDIATE RELEASE, NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

LONGVIEW OIL CORP.

Advantage Oil & Gas Ltd.

February 28, 2014

Advantage Oil & Gas Ltd. Announces Closing of $94.1 Million Secondary Offering of Longview Common Shares

CALGARY, ALBERTA – Advantage Oil & Gas Ltd. (TSX: AAV) ("**Advantage**") and Longview Oil Corp. (TSX: LNV) ("**Longview**") announce that Advantage has closed the sale of 21,150,010 common shares of Longview ("**Longview Shares**") owned by Advantage to a syndicate of underwriters led by RBC Capital Markets and FirstEnergy Capital Corp. and including Scotia Capital Inc., National Bank Financial Inc., CIBC World Markets Inc. and TD Securities Inc., at a price of $4.45 per share for gross proceeds to Advantage of $94,117,544.50.

Purchasers under the offering are eligible to receive the cash dividend declared by Longview on February 14, 2014 in the amount of $0.04 per share, which is payable on March 17, 2014 to shareholders of record on February 28, 2014.

As a result of the offering, Advantage no longer owns or controls any Longview Shares. An early warning report for Advantage will be filed on SEDAR at www.sedar.com.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any securities of Longview in any jurisdiction in which such offer, solicitation or sale would be unlawful. These securities have not been and will not be registered under the U.S. Securities Act or any U.S. state securities laws and may not be offered or sold in the United States except in compliance with the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws or pursuant to an exemption therefrom.

For further information contact:

LONGVIEW OIL CORPORATION
700, 400 -3rd Avenue SW
Calgary, Alberta T2P 4H2
Phone: (403) 718-8100
Fax: (403) 718-8300
Web Site: www.longviewoil.com
E-mail: ir@longviewoil.com

ADVANTAGE OIL & GAS LTD.
Suite 300, 440-2nd Avenue SW
Calgary, Alberta T2P 5E9
Phone: (403) 718-8000
Fax: (403) 718-8332
Web Site: www.advantageog.com
E-mail: ir@advantageog.com